                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 17)

                    Under the Securities Exchange Act of 1934

                             SWISS ARMY BRANDS, INC.
                            -----------------------
                                (Name of Issuer)

                          Common Stock, $.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    346590102
                                ----------------
                                 (CUSIP Number)


                            Charles B. Friedman, Esq.
                             Morrison & Foerster LLP
                           1290 Avenue of the Americas
                            New York, New York 10105
                                 (212) 486-8000
                                 --------------

                4 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 April 16, 1999
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                               Page 1 of 12 Pages.

---------------------------                 -----------------------
   CUSIP No. 346590102            13D         Page 2 of 12 Pages
---------------------------                 -----------------------

------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             Brae Group, Inc.
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                             [ ]
                                                           (b)
                                                             [ ]
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

                                      N/A
------------------------------------------------------------------------------
   5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Delaware
------------------------------------------------------------------------------
  NUMBER OF     7 SOLE VOTING POWER
   SHARES
BENEFICIALLY                              0
  OWNED BY
    EACH
  REPORTING
 PERSON WITH

              ----------------------------------------------------------------
                8 SHARED VOTING POWER

                                      2,417,900

              ----------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                                          0
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                                      2,417,900
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

                                 2,417,900
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                                       [ ]
------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                29.0%
------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON
                                    CO

------------------------------------------------------------------------------

---------------------------                 -----------------------
   CUSIP No. 346590102            13D         Page 3 of 12 Pages
---------------------------                 -----------------------

------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Louis Marx, Jr.
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                             [ ]
                                                           (b)
                                                             [ ]
------------------------------------------------------------------------------
   3    SEC USE ONLY
------------------------------------------------------------------------------
   4    SOURCE OF FUNDS
                                    N/A
------------------------------------------------------------------------------
   5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                             [ ]
------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States
------------------------------------------------------------------------------
  NUMBER OF     7 SOLE VOTING POWER
   SHARES
BENEFICIALLY                           19,730
  OWNED BY
    EACH
  REPORTING
 PERSON WITH

              ----------------------------------------------------------------
                8 SHARED VOTING POWER

                                      2,441,922
              ----------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                                       19,730
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                                      2,441,922
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

                                 2,441,922
-----------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                             [ ]
-----------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                   31.1%
-----------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

                                    IN
-----------------------------------------------------------------------------

---------------------------                 -----------------------
   CUSIP No. 346590102            13D         Page 4 of 12 Pages
---------------------------                 -----------------------

------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Stanley R. Rawn, Jr., as Trustee fbo
                     Louis Marx, Jr. u/a dtd. 4/11/32
------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)
                                                             [ ]
                                                           (b)
                                                             [ ]

------------------------------------------------------------------------------
   3     SEC USE ONLY
------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                                    N/A
------------------------------------------------------------------------------
   5    CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS
        IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

                                                             [ ]
------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                   United States
------------------------------------------------------------------------------
  NUMBER OF     7 SOLE VOTING POWER
   SHARES                                 0
BENEFICIALLY
  OWNED BY
    EACH
  REPORTING
 PERSON WITH

              ----------------------------------------------------------------
                8 SHARED VOTING POWER

                                        4,292
              ----------------------------------------------------------------
                9 SOLE DISPOSITIVE POWER

                                          0
              ----------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                                        4,292
------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON

                                   4,292
------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES
                                                             [ ]
------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    0.06%

------------------------------------------------------------------------------

  14        TYPE OF REPORTING PERSON             IN

------------------------------------------------------------------------------

                        AMENDMENT NO. 17 TO SCHEDULE 13D

Item 1 - Security and Issuer.

     This Amendment No. 17 to Schedule 13D (as so amended, the "Amended Schedule 13D") is filed with respect to the common stock, par value $.10 per share (the "Common Stock") of Swiss Army Group, Inc., a Delaware corporation ("Swiss Army"), formerly known as The Forschner Group, Inc. ("Forschner"). The address of Swiss Army's principal executive office is One Research Drive, Shelton, Connecticut 06484.

Item 2 - Identity and Background.

     This Amended Schedule 13D is being filed on behalf of Brae Group, Inc., a Delaware corporation ("Brae"), Louis Marx, Jr. ("Mr. Marx"), and Stanley R. Rawn, Jr., as trustee fbo Louis Marx, Jr. u/a dated 4/11/32 (the "Trust" and the "Trustee").

     Brae is a company which holds equity interests in various entities in diversified industries. The address of the principal business and principal office of Brae is 333 Clay Street, Suite 4500, Houston, Texas, 77002.

     Mr. Marx, a private investor, is the sole beneficiary of the Trust. Mr. Marx's principal business address is 667 Madison Avenue, New York, New York, 10021. Mr. Marx has a majority voting interest in Brae and may be deemed to be its controlling shareholder.

     The principal business address of the Trustee is 667 Madison Avenue, New York, New York 10021. Mr. Rawn is the Chief Executive Officer of Noel Group, Inc. ("Noel"), a publicly held company which, prior to its adoption of a Plan of Complete Liquidation and Dissolution in March 1997, conducted its business through small and medium-sized operating companies. Noel's principal business address is 667 Madison Avenue, New York, New York, 10021.

     Set forth on Schedule A hereto are the name, the citizenship, the business or residence address, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, of the director and of each executive officer of Brae.

     During the last five years, neither Brae, Mr. Marx nor the Trustee nor to the best knowledge of Brae, the directors or executive officers of Brae, has or have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Brae, Mr. Marx nor the Trustee nor to the best of the knowledge of Brae, the directors or executive officers of Brae was or were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or were or is or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

     Each of Brae, Mr. Marx and the Trustee, is responsible for the completeness and accuracy of only that information concerning each of Brae, Mr. Marx and the Trustee, respectively, contained herein, or in any subsequent amendment, including information relating to Brae's officers, directors and controlling persons, and is not responsible for the completeness or accuracy of any information concerning the other parties. Neither Brae, Mr. Marx nor the Trustee knows or has reason to believe that any information concerning the other parties contained herein is inaccurate and the execution of any subsequent amendment by each party shall constitute a representation by such party that it neither knows nor has reason to believe that any information concerning the other parties contained in such amendment is inaccurate at the time of such execution.

Item 4. Purpose of Transaction.

     Brae disposed of 700,000 shares of Swiss Army Common Stock in a private transaction. Although neither Brae, Mr. Marx nor the Trust has formulated any definite plans or proposals with respect to their respective investments in Swiss Army, they may consider the acquisition of additional shares of Common Stock, including shares that may be acquired upon exercise of stock options held by Brae, or the disposition of some or all of the shares of Common Stock held or that may in the future be held by them, depending on market conditions and other circumstances. In addition, Brae and Mr. Marx plan to continue to participate actively in the management of the business of Swiss Army. Except as set forth above, neither Brae nor Mr. Marx nor the Trust have any plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of Swiss Army, or the disposition of securities of Swiss Army;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Swiss Army or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Swiss Army or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Swiss Army, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Swiss Army;

     (f) Any other material change in Swiss Army's business or corporate structure;

     (g) Changes in Swiss Army's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Swiss Army by any person;

     (h) Causing a class of securities of Swiss Army to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of Swiss Army becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) (b) Brae owns directly an aggregate of 2,417,900 shares of Common Stock, including 500,000 shares of Common Stock (the "Brae Option Shares") issuable upon exercise of a currently exercisable Stock Option (the "Brae Option"), constituting approximately 29.0% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the Brae Option Shares). Brae and Mr. Marx may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of such shares.

     Mr. Marx owns directly 19,730 shares of Common Stock constituting approximately .24% of the issued and outstanding shares of such stock as of the date hereof. Mr. Marx has the sole power to vote or direct the vote and to dispose or direct the disposition of these shares. In addition, the Trust, of which Mr. Marx is the sole beneficiary, owns 4,292 shares of Common Stock and Brae Group, Inc., which Mr. Marx may be deemed to control, owns 2,417,900 shares, including the 500,000 Brae Option Shares. Mr. Marx shares the power to vote or direct the vote and to dispose or direct the disposition of the shares held by the Trust with the Trustee and the shares held by Brae with Brae. Mr. Marx disclaims beneficial ownership of the shares held by Brae. Mr. Marx may thus be deemed to beneficially own 2,441,922 shares of Common Stock or approximately 31.1% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the 500,000 Brae Option Shares).

     The Trust is the direct beneficial owner of an aggregate of 4,292 shares of Common Stock, constituting approximately 0.05% of the issued and outstanding shares as of the date hereof. The Trust shares the power to vote or direct the vote and to dispose or direct the disposition of such shares with Mr. Marx, the sole beneficiary of the Trust.

     Mr. Stanley R. Rawn, Jr., Trustee of the Trust, owns directly 142,711 shares of Common Stock, including 100,000 shares issuable upon exercise of a stock option held by Mr. Rawn (and excluding shares of Common Stock held by the Trust, the beneficial ownership of which Mr. Rawn disclaims), constituting approximately 1.8% of the issued and outstanding shares of such stock as of the date hereof (including as if issued and outstanding on the date hereof the 100,000 shares issuable upon exercise of the stock option held by Mr. Rawn). Mr. Rawn has the sole power to vote or direct the vote and dispose or direct the disposition of the shares held by him.

     (c) On April 16, 1999, Brae sold 700,000 shares of Common Stock in a private transaction for a purchase price of $8.00 per share. Except as described in this Paragraph (c), no transactions in Common Stock were effected by the persons named in response to Paragraph (a) of this Item 5 during the period beginning sixty days prior to the date of the event which requires the filing of this statement and ending on the date hereof.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 1999

                                   BRAE GROUP, INC.

                               By: /s/ W. Kirk Bosche
                                  -------------------------------------
                                  Name: W. Kirk Bosche
                                  Title: Vice President, Secretary and
                                         Treasurer

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21 , 1999

                                  /s/ Louis Marx, Jr.
                                  ------------------------
                                  Louis Marx, Jr.

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21 , 1999

                            /s/ Stanley R. Rawn, Jr
                            ------------------------------------------------
                            Stanley R. Rawn, Jr., as Trustee u/a dtd 4/11/32 fbo Louis Marx, Jr.

                                   SCHEDULE A

                              TO SCHEDULE 13D FILED

                                       BY

                                BRAE GROUP, INC.

     The following table sets forth certain information concerning the director and each of the officers of Brae Group, Inc., a Delaware corporation ("Brae"), as of November 14, 1995 and through the date hereof.


Name:                         George Nevers
                              -------------
                              (Director)

Citizenship:                  American

Business Address:             333 Clay Street, Suite 4900
                              Houston, TX  77002

Principal Occupation:         Private Investor

Name:                         M. Leo Hart

                              (Director and President)

Citizenship:                  American

Business Address:             300 Crescent Court
                              Suite 1170
                              Dallas, TX  75201

Principal Occupation:         Private Investor

Name:                         W. Kirk Bosche
                              --------------
                              (Vice President, Secretary and Treasurer)

Citizenship:                  American

Business Address:             333 Clay Street, Suite 4900
                              Houston, TX  77002

Principal Occupation:         Chief Financial Officer -- First
                              International Oil Corporation